Via EDGAR and Facsimile - (202) 772-9204

May 26, 2005

Mr. William Choi
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Choi:

In your May 13, 2005 letter to Salton Sea Funding Corporation ("SSFC"), you requested that SSFC respond to the comments in your letter and advise you of the date when such response would be provided. As we discussed in our telephone call yesterday, SSFC expects to provide a response to you by June 10, 2005.

If you have any questions, please do not hesitate to contact me at (402) 231-1649 or via email at mitch.pirnie@calenergy.com.

Sincerely,

/s/ Mitchell L. Pirnie
Mitchell L. Pirnie
Vice President and General Counsel

ML/jm

SALTON SEA FUNDING CORPORATION
A MIDAMERICAN ENERGY HOLDINGS COMPANY AFFILIATE
302 South 36th Street, Suite 400, Omaha, Nebraska 68131
Phone: 402-341-4500 Fax: 402-231-1658 www.midamerican.com